December 8, 2004


Frank Litvack, M.D.
President and Chief Executive Officer
Conor Medsystems, Inc.
1003 Hamilton Court
Menlo Park, California 94025

Re:	Conor Medsystems, Inc.
	Amended Registration Statement on Form S-1
	Filed November 24, 2004
	File No. 333-119174

Dear Dr. Litvack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Operating Capital and Capital Expenditure Requirements - Page 41

1. We note your disclosures regarding the fact that "it is not unlikely that a lawsuit asserting patent infringement and related claims will be filed." Please revise MD&A and the footnotes to provide more details of these possible lawsuits and indicate whether they are expected to have a material impact on the Company`s
operations, financial condition or liquidity.   Refer to SFAS 5.

Exhibit 5.1 - Legal Opinion

2. Please revise your legal opinion to clarify, if true, that the Company Shares have been duly authorized and, when issued as contemplated by the registration statement, those shares will be validly issued, fully-paid and non-assessable.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lynn Dicker at (202) 824-5264 or Brian
Cascio,
Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924
with
any other questions.

      Sincerely,



David Ritenour
Special Counsel

cc (via fax):  	Suzanne Sawochka Hooper, Esq., Cooley Godward
LLP
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Frank Litvack, M.D.
Conor Medsystems, Inc.
December 8, 2004
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